Room 4561


						April 10, 2006

Rajendra B. Vattikuti
Chairman, Chief Executive
  Officer and Director
Covansys Box Corporation
32605 West Twelve Mile Road
Farmington Hills, MI 48334

Re:	Covansys Corporation
	Form 10-K for Fiscal Year Ended December 31, 2005
	Filed March 8, 2006

Dear Mr. Vattikuti:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, page 12

1. Please explain to us why you have not provided quantitative information within this section regarding the significant estimates made by management. In this regard, we note several estimate changes related to revenue recognition, collection of receivables, and income taxes that would appear relevant. You should include within this section, to the extent material, the sensitivity of estimates to deviations of actual results from management`s assumptions and circumstances that have resulted in revised assumptions in the past or from other outcomes that are reasonably likely to occur. You should address such factors as how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. See the SEC Release Nos.
33-8350, 34-48960 and FR-72.

Consolidated Statements of Operations, page 27

2. Please explain to us why you have not separately reported revenues recognized on services provided to related parties in accordance with
Rule 4-08(k) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 16. - Income Taxes, page 45

3. Please explain to us how you considered the disclosure requirements of SAB Topic 11C as it relates to your income tax holidays.

Note 18. - Commitments, Contingencies and Potential Liability to
Clients, page 48

4. Please explain to us how you and your auditors concluded that disclosure regarding the ongoing investigation by our Division of Enforcement was not required in accordance with SFAS 5.

Item 9A.  Controls and Procedures, page 54

5. We note that your disclosure regarding the design of your disclosure controls and procedures is significantly more limited than that required by Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer is accumulated and communicated to the issuer`s management as appropriate to allow timely decisions regarding required disclosure."
Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this rule and that you will conform your disclosure in future filings.

* * * * * * *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Edgar, Staff Accountant, at (202)-551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-
3451
or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,


      Brad Skinner
      Accounting Branch Chief
Mr. Rajendra B. Vattikuti
Covansys Corporation
April 10, 2006
Page 3